VIA EDGAR                                                                                                                                December 22, 2011

Jamie John
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:       The Graystone Company, Inc..
              Form 8-K filed December 16, 2011
              File No. 000-54254

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated December 20, 2011.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Item 4.01 Changes in Registrant's Certifying Accountant

1.           Please Amend your Form 8-K to address the uncertainty related to you ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the year ended December 31, 2010.  Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

We have amended Item 4.01 to include the following language "except that the report included an explanatory paragraph relating to an uncertainty as to the Company's ability to continue as a going concern."

2.           In your amended Form 8-k, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Included in the amendment.

Further, please note the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The Graystone Company, Inc.

By:/s/ Joseph Mezey
Name: Joseph Mezey
Title: Chief Financial Officer